Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

RESULTS OF

ANNUAL GENERAL MEETING

We wish to announce that the proposed resolution as set out in our notice of annual general meeting dated June 5, 2025 was duly passed at our annual general meeting held on June 27, 2025.

By order of the Board
Autohome Inc.
Mr. Song Yang
Director and Chief Executive Officer

Hong Kong, June 27, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Song Yang, Ms. Keke Ding and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only